UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. )
TORO CORP.
(Name of Subject Company (Issuer))
TORO CORP.
(Names of Filing Person(s) (Issuer))
Common Shares, Par Value $0.001 per share, including associated Preferred Share Purchase Rights under the Shareholder Protection Rights Agreement
(Title of Class of Securities)

Y8900D108
(CUSIP Number of Class of Securities)

Petros Panagiotidis, Chairman and Chief Executive Officer
TORO CORP.
223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
Phone number: + 357 25 357 768
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))
Copies to:
Finnbarr Murphy, Esq.
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 459-7257
July 10, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO relates to the offer by TORO CORP., a Marshall Islands corporation (“Toro” or the “Company”), to purchase up to 4,500,000 shares (the “Shares”) of its common stock, par value of $0.001 per share (the “common stock”), including the associated preferred share purchase rights issued pursuant to the Shareholder Protection Rights Agreement, by and between the Company and Broadridge Corporate Issuer Solutions, Inc., as rights agent, at a price of $2.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2025 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, and as more particularly described below.
Item 1. Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the issuer is TORO CORP., a Marshall Islands corporation, and the address of its principal executive office is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. The telephone number of its principal executive office is +357 25 357 768.
(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase under Section 7 (“Price Range of the Shares”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 9 (“Information About TORO CORP.”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

“Summary Term Sheet”;

“Introduction”;

Section 1 (“Terms of the Offer”);

Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditions of the Offer”);

Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 13 (“Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders”);

and

Section 14 (“Extension of the Offer; Termination; Amendment”).

(b) The information in the “Introduction” to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Other than as described therein, there are no other agreements, arrangements, or undertakings, whether or not legally enforceable, between the Company, or any person named in Item 3 above, on the one hand, and any other person, on the other, involving the Company’s securities.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) is incorporated herein by reference. Other than as described therein, there are no other plans, proposals or negotiations of the Company or any person named in Item 3 above.
Item 7. Source and Amount of Funds or Other Consideration.
(a) The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.
(d) The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.
Other than as described therein, there are no other sources and amounts of funds or other consideration of the Company, or any person named in Item 3 above.
Item 8. Interest in Securities of the Subject Company.
(a) and (b) The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Except as described therein, none of our directors, executive officers, any controlling person or associates or subsidiaries thereof, including the persons named in Item 3 above, beneficially own any of the Shares. Except as described therein, based on the Company’s records and on information provided to it by its directors, executive officers, affiliates and subsidiaries, none of our directors, executive officers, affiliates or subsidiaries nor, to the best of our knowledge, any person controlling the Company or any associate, majority-owned subsidiary, executive officer or director of any such controlling person or of our subsidiaries, including, for the avoidance of doubt, any person named in Item 3 above, has effected any transactions involving the Shares during the 60 days prior to the date hereof.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.
Item 10. Financial Statements.
Not Applicable.
Item 11. Additional Information.
(a) The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 9 (“Information about TORO CORP.”), Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12

(“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, there are no applicable regulatory requirements or approvals needed for the Offer. There are no applicable antitrust laws. The margin requirements of Section 7 of the Exchange Act and the applicable regulations are inapplicable. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12. Exhibits.

(a)	(a)(1)(A)*	Offer to Purchase dated July 10, 2025.
	(a)(1)(B)*	Letter of Transmittal.
	(a)(1)(C)*	Notice of Guaranteed Delivery.
	(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 10, 2025.
	(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 10, 2025.
	(a)(1)(F)*	Press Release dated July 10, 2025.
	(a)(2)	Not Applicable.
	(a)(3)	Not Applicable.
	(a)(4)	Not Applicable.
	(a)(5)	Not Applicable.
	(b)	Not Applicable.
(d)(1)
Shareholder Protection Rights Agreement by and between Toro and Broadridge Corporate Issuer Solutions, Inc., as rights agent (incorporated by reference to Exhibit 4.1 to Toro’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

(d)(2)
Master Management Agreement by and among Toro, its shipowning subsidiaries and Castor Ships S.A. (incorporated by reference to Exhibit 4.3 to Toro’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

(d)(3)
Contribution and Spin-Off Distribution Agreement between Toro and Castor Maritime Inc. (incorporated by reference to Exhibit 4.2 to Toro’s annual report on Form 20-F filed with the SEC on March 8, 2023).

(d)(4)
Contribution and Spin-Off Distribution Agreement between Toro Corp and Robin Energy Ltd., dated as of April 14, 2025 (incorporated by reference to Exhibit 4.8 to Toro’s annual report on Form 20-F filed with the SEC on April 15, 2025).

	(g)	Not Applicable.
	(h)	Not Applicable.
b)	Not Applicable.
c)	Filing Fee Table.*

*	Filed herewith
Item 13. Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TORO CORP.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman and Chief Executive Officer

Dated: July 10, 2025